Filing pursuant to Rule 425 under the
                                          Securities Act of 1933, as amended and
                                        Deemed filed under Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                                                    Filer:  Bank One Corporation
                                           Subject Company: Bank One Corporation
                         Exchange Act File Number of Subject Company:  001-15323



                                                                January 15, 2004

 -------------------------
| J.P. MORGAN CHASE & CO. |
 -------------------------

CREATING SCALE, BALANCE AND
SHAREHOLDER VALUE


[JPMorgan Chase Logo]                                            [Bank One Logo]

REGULATION MA DISCLOSURE
--------------------------------------------------------------------------------


This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase and Bank One, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Bank One's and JPMorgan Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JPMorgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause JPMorgan Chase's and Bank One's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of JPMorgan Chase and Bank One, and in the Quarterly Reports on Form 10-Q of JPMorgan Chase and Bank One, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017,
Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza IL1-0738, Chicago, IL 60670-0738, Attention: Investor Relations, 312-336-3013. The respective directors and executive officers of JPMorgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JPMorgan Chase's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by JPMorgan Chase on March 28, 2003, and information regarding Bank One's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

                                       1
[JPMorgan Chase Logo]                                            [Bank One Logo]

CREATING VALUE FOR SHAREHOLDERS AND CUSTOMERS
--------------------------------------------------------------------------------
 --------------             -------------------               ---------------
|              |           |       Market      |             |    Scale &    |
|  Balanced    |     +     | leadership across |      +      |   financial   |
| business mix |           |   business lines  |             |   strength    |
|              |           |                   |             |               |
 --------------             -------------------               ---------------


                                |       |
                                |       |
                                |       |
                                |       |
                                 \     /
                                  \   /
                                   \ /


                     ------------------------------
                    |  Consistent earnings growth  |
                     ------------------------------



|| VALUE OF COST SAVINGS EXCEEDS PREMIUM
|| DEEP AND PROVEN MANAGEMENT TEAM TO HANDLE INTEGRATION
|| STRONG BALANCE SHEET AND SIGNIFICANT EXCESS CAPITAL GENERATION

[JPMorgan Chase Logo]                                            [Bank One Logo]

MERGER SUMMARY
--------------------------------------------------------------------------------

NAME:           J.P. Morgan Chase & Co.

HEADQUARTER:    Corporate - New York
                Retail & Middle Market - Chicago

MANAGEMENT:     Chairman & CEO, Bill Harrison
                President & COO, Jamie Dimon

BOARD:          8 JPMorgan Chase / 8 Bank One

EXCHANGE RATIO: 1.32 JPMorgan Chase shares for each Bank One share

DIVIDEND:       JPMorgan Chase's dividend post-closing; Bank One raises dividend to $0.45

TIMING:         Expected closing mid-2004, subject to normal approvals

OTHER:          4% cash break-up fee

[JPMorgan Chase Logo]                                            [Bank One Logo]

DEEP AND PROVEN MANAGEMENT TEAM
--------------------------------------------------------------------------------



 ------------------------                    --------------------------
| Office of the Chairman |                  | New Management Positions |
 ------------------------                    --------------------------

|| Bill Harrison - Chairman & CEO           || Lines of business:
                                               - Card - Campbell (Chairman),
|| Jamie Dimon - President & COO                 Srednicki (CEO)
                                               - Middle Market - Boshart
|| Don Layton - Vice Chairman                  - Retail - Scharf
   (Finance, Risk & Technology)                - T&SS - Miller
                                               - Other business unchanged
|| David Coulter - Vice Chairman
   (Investment Bank & IMPB)                 || Finance/Risk/Technology:
                                               - Finance - Dublon (CFO)
                                               - Risk - Wilson & Bammann
                                                 (Deputy)
                                               - Technology - Adams & Schmidlin

                                            || Other:
                                               - Strategy - Mandelbaum
                                               - Human Resources/Admin. -
                                                 Farrell
                                               - Legal - Guggenheimer & McDavid

                                       4
[JPMorgan Chase Logo]                                            [Bank One Logo]

STRATEGIC RATIONALE
A FINANCIAL SERVICES LEADER WITH DIVERSITY & SCALE
--------------------------------------------------------------------------------

 --------------        || Balanced earnings
|   Balanced   |          - Retail/wholesale
| business mix |          - Annuity/market sensitive
 --------------        || Lower volatility

 --------------        || Top tier positions in:
|    Market    |          - U.S. retail and middle amrket financial services
|  leadership  |          - Global wholesale financial services
 --------------

 --------------        || Over $10bn net income
|    Scale &   |       || $132bn market capitalization
|   financial  |       || $53bn tangible common equity
|   strength   |
 --------------

 --------------        || Substantial value from cost savings
|    Value     |       || Cash EPS accretive
|   Creation   |       || EPS accretive after repurchases
 --------------


Note: Financial data presented are on a combined basis as of September 30, 2003, market capitalization as of January 14, 2004, before any transaction adjustments, cost savings and merger related costs

[JPMorgan Chase Logo]                                            [Bank One Logo]

BALANCED BUSINESS MIX
--------------------------------------------------------------------------------


 -------------------------------------
| Combined pre-tax income - $18bn (1) |
 -------------------------------------

(ANNUALIZED AS OF 9/30/03)

[Pie Chart]

Cards: 16%
Retail: 33%
Inv Mgmt & Pvt banking: 5%
Investment Bank: 39%
Treasury & Securities Services: 7%

|| MORE CONSISTENT EARNINGS GROWTH FROM BALANCED BUSINESS MIX
   - RETAIL REPRESENTS CONSUMER BANKING AND LENDING, MORTGAGE, AUTO, SMALL BUSINESS AND MIDDLE MARKET

|| UPSIDE POTENTIAL FROM PRIVATE EQUITY PORTFOLIO

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
A LEADER WITH MULTIPLE CUSTOMER TOUCH POINTS
--------------------------------------------------------------------------------


                       RANK                  SIZE                      CUSTOMER METRICS
                       ----                  ----                      ----------------

BRANCH NETWORK         #4                2,300 BRANCHES                    6,000 ATMS
                                                                      OVER 7MM DEBIT CARDS

CORE DEPOSITS          #2                   $285BN                  OVER 7MM DEMAND ACCOUNTS

CREDIT CARDS           #2              $125BN OUTSTANDING             OVER 90MM CARDS ISSUED

MIDDLE MARKET          #2               6% MARKET SHARE                   30,000 CUSTOMERS

AUTO (NON-CAPTIVE)     #1            OVER $50BN OUTSTANDING           OVER 3MM LOANS OUTSTANDING

MORTGAGE               #4         OVER $250BN OF ORIGINATIONS /      OVER 4MM SERVICING CUSTOMERS
                                         $500BN SERVICING

HOME EQUITY            #2             OVER $40BN OUTSTANDING            OVER 800,000 LOANS


Source: Internal company data, SNL Financial as of 6/30/03 for branches and as of 9/30/03 for deposits, R.L. Polk, SMR Research, Inside Mortgage Finance and Barlo Research

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
EXTENSIVE, REGIONALLY DISTRIBUTED BRANCH NETWORK
--------------------------------------------------------------------------------




 --------------------           ------------------------               ----------------------------
|      NORTHEAST     |         |          MIDWEST       |             |          SOUTHWEST         |
 --------------------           ------------------------               ----------------------------

New York            #1          Illinois               #1              Texas                     #1

Connecticut         #8          Indiana                #1              Arizona                   #1

New Jersey          #12         Michigan               #3              Louisiana                 #2

                                Ohio                   #4              Utah                      #3

                                Wisconsin              #4              Colorado                  #5

                                West Virginia          #4              Oklahoma                  #6

                                Kentucky               #4

% OF COMBINED       40%                                28%                                       32%
DEPOSITS


    Combined branch network reaches nearly 50% of the U.S. population, with significant concentration in urban areas


Note: Excludes California, Delaware and Florida
Source: SNL Financial as of 6/30/03

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
RETAIL BRANCH BANKING
--------------------------------------------------------------------------------


 ----------------                               --------------------
| Branch network |                             |  Core deposits (1) |
 ----------------                               --------------------

Rank   Institution     Branches                Rank   Institution       Core dep
                                                                           ($bn)
-------------------------------                ---------------------------------
 1     Bank of America    5,628                  1    Bank of America       $447
 2     Wells Fargo        3,008                ---------------------------------
 3     Wachovia           2,573                 (2)   COMBINED               285
-------------------------------                ---------------------------------
(4)    COMBINED           2,295                  2    Wells Fargo            225
-------------------------------                  3    Wachovia               186
 4     U.S. Bancorp       2,257                  4    Citigroup              155
 5     BANK ONE           1,756                  5    JPMORGAN CHASE         148
 ...                                             6    BANK ONE               137
 18    JPMORGAN CHASE       539
-------------------------------                ---------------------------------

                                               || Total combined deposits ($bn):
                                                                            $477


(1) Excludes foreign deposits and CDs greater than $100K
Note: Pro forma for pending acquisitions
Source: SNL Financial as of 6/30/03 for branches and as of 9/30/03 for deposits

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
TOP POSITIONS IN MAJOR MARKETS
--------------------------------------------------------------------------------


                                      COMBINED                                   MSA STATISTIC
                     ------------------------------------------       ------------------------------------
 -------------        ----------------           -------------         ----------------------------------
|  MSA NAME   |      | DEPOSITS ($BN) |         | RANK IN MSA |       | AVERAGE HOUSEHOLD INCOME ($000S) |
 -------------        ----------------           -------------         ----------------------------------
  NEW YORK                $124                         #1                             $69
   CHICAGO                  42                         #1                              77
   HOUSTON                  39                         #1                              69
    DALLAS                  15                         #1                              75
   DETROIT                  14                         #3                              72
   PHOENIX                  11                         #1                              67
  COLUMBUS                  10                         #1                              65
 LONG ISLAND (1)            10                         #1                              95
 INDIANAPOLIS                6                         #1                              66
  FORT WORTH                 4                         #1                              67


                                                COMBINED WTD. AVG.                    $71
                                                         U.S. AVG.                    $63


(1) Represents the Nassau-Suffolk MSA
Note: Deposit data as of 6/30/03; average household income is for 2003
Source: SNL Financial as of 6/30/03 and Claritas

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
SECOND LARGEST U.S. CREDIT CARD ISSUER
--------------------------------------------------------------------------------

 --------------------------------------
| Top 10 credit card issuers - Q2 2003 |
 --------------------------------------

                           OUTST.               || 95mm cards issued
RANK    INSTITUTION         ($BN)
---------------------------------
 1      Citigroup            $131
---------------------------------
(2)     COMBINED              125               || $228bn annual charge volume
---------------------------------
 2      MBNA                   81
 3      BANK ONE               74
 4      American Express       55               || More than 500 co-brand
 5      JPMORGAN CHASE         51                  partnerships
 6      Discover               49
 7      Bank of America        48
 8      Capital One            43
 9      Household              30
10      GE Capital             28
----------------------------------


Note: Pro forma for recent and pending transactions
Source: Nilson Report as of 6/30/03 and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
BROAD CLIENT BASE BENEFITS FROM COMBINED PRODUCTS
--------------------------------------------------------------------------------

                       CLIENTS (1)                               PRODUCTS
 ---------------------------------------------------        ------------------
                                                                 Advisory
               JPMORGAN CHASE    BANK ONE   COMBINED          Capital-raising
               --------------    --------   --------          Market-raising
                                                              Risk management
Corporate          8,000          3,000       11,000          Cash management
                                                           Securities processing
Middle Market     10,000         20,000       30,000

 Significant opportunity to offer expanded product set to a larger client base


(1) Approximate numbers, combined number may contain duplicate customers

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
INVESTMENT BANK
--------------------------------------------------------------------------------


 ---------------------------------------     -----------------------------------------------------------------------------------
| MARKET LEADERSHIP                     |   | HIGHLIGHTS                                                                        |
 ---------------------------------------     -----------------------------------------------------------------------------------

                                              || Premier global investment bank with a complete, integrated product offering
  #1 in Global Syndicated Loans
                                              || Leadership positions in all key markets

  #1 Derivatives House                        || Global scale - Combined client revenues equal to highest on the street (1)

                                              || Broad corporate and investor client base covering 95% of Fortune 100 companies
  #2 U.S. Investment Grade Corporate Debt        and equivalent global penetration

                                              || Proven ability to provide innovative solutions
  #4 in Global Equity and Equity-related
                                              || Cross sell opportunities with a leading middle market client franchise
  #5 in Global Announced M&A



(1) Based on 9/30/03 YTD IB revenues versus C, GS, LEH, MER and MWD
Source: Thomson Financial and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
TREASURY & SECURITIES SERVICES
--------------------------------------------------------------------------------

 --------------------------------------      --------------------------------------------------------------------------------------
| MARKET LEADERSHIP                    |    | HIGHLIGHTS                                                                           |
 --------------------------------------      --------------------------------------------------------------------------------------

                                              || Cash Management: Combined JPMorgan Chase/Bank One doubles revenue to $4bn
  #1 in U.S. Dollar Clearing
                                                  - Largest global player
                                                  - "Best in class" product expertise applied to much larger client base

  #1 U.S. Corporate Trustee                   || Securities Processing

                                                 - Custody - $7tn in assets
                                                 - Trustee/transaction agency - $5tn of debt issues

  #1 in CHIPS, Fedwire, ACH origination       || Cross sell opportunities in cash management, custody and trust to a broader client base



Source: Thomson Financial, Globalcustody.net, Ernst & Young, NACHA and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
INVESTMENT MANAGEMENT & PRIVATE BANKING
--------------------------------------------------------------------------------


 -------------------------------------       ------------------------------------------------------------------------
| MARKET LEADERSHIP                   |     | HIGHLIGHTS                                                             |
 -------------------------------------       ------------------------------------------------------------------------

                                             || Second largest global active asset manager with over $700bn in AUM
  #1 U.S. / #3 Global Private Bank
                                             || Scale increased to over $300bn of client assets in the private bank

  #2 U.S. Active Asset Manager               || Mutual fund family grows significantly to $200bn in AUM

                                             || Broader wealth management product range serving a larger client base
  #2 Global Money Market Asset Manager


  #4 U.S. Mutual Fund Company



Source: Company filings, Pensions & Investments, iMoneyNet, Financial Research and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

SCALE & FINANCIAL STRENGTH
A LEADING GLOBAL FINANCIAL SERVICES FIRM
--------------------------------------------------------------------------------

 -----------------------------
| Market capitalization ($bn) |
 -----------------------------

  RANK     INSTITUTION
---------------------------------------------
   1       Citigroup                     $260
   2       HSBC                           171
   3       Bank of America                169
---------------------------------------------
  (4)      COMBINED (1)                   132
---------------------------------------------
   4       Wells Fargo                     95
   5       RBS                             92
   6       UBS                             82
   7       JPMORGAN CHASE                  81
   8       Morgan Stanley                  65
   9       Wachovia                        63
   10      Amex                            63
   11      Merrill Lynch                   58
   12      BANK ONE                        51
   13      Goldman Sachs                   51
   14      Credit Suisse                   47
   15      Deutsche Bank                   45


 -----------------------
| Tangible equity ($bn) |
 -----------------------

 RANK       INSTITUTION
---------------------------------------------
  1         Citigroup                     $64
---------------------------------------------
 (2)       COMBINED (1)                    53
---------------------------------------------
  2         Bank of America                51
  3         HSBC                           44
  4         JPMORGAN CHASE                 33
  5         RBS                            30
  6         Morgan Stanley                 24
  7         Wells Fargo                    22
  8         Merrill Lynch                  22
  9         Wachovia                       20
  10        Credit Suisse                  20
  11        BANK ONE                       20
  12        UBS                            19
  13        Deutsche Bank                  19
  14        Goldman Sachs                  17
  15        Amex                           13


 --------------------------
| 2004 GAAP earnings ($bn) |
 --------------------------

 RANK       INSTITUTION
---------------------------------------------
  1         Citigroup                     $20
  2         Bank of America                15
---------------------------------------------
 (3)        COMBINED (1)                   10
---------------------------------------------
  3         HSBC                           10
  4         RBS                             8
  5         Wells Fargo                     7
  6         JPMORGAN CHASE                  7
  7         UBS                             6
  8         Wachovia                        5
  9         Morgan Stanley                  5
  10        Merrill Lynch                   4
  11        BANK ONE                        4
  12        Credit Suisse                   4
  13        Amex                            3
  14        Goldman Sachs                   3
  15        Deutsche Bank                   3


(1) Before transaction adjustments, cost savings and merger related costs
Note: Market data as of January 14, 2004; financial data as of September 30, 2003; pro forma for recent transactions; excludes insurance companies and government agencies
Source: I/B/E/S and SNL Financial

[JPMorgan Chase Logo]                                            [Bank One Logo]

SCALE & FINANCIAL STRENGTH
STRONG BALANCE SHEET WITH EXCESS CAPITAL GENERATION
--------------------------------------------------------------------------------


                                      BANK ONE (1)         JPMORGAN CHASE (1)              PRO FORMA (2)
--------------------------------------------------------------------------------------------------------
 Tier 1 ratio                            9.8%                    8.7%                        8.9%
 Tier 1 capital above 8.5% ($bn)         $3.0                    $0.8                        $2.9
--------------------------------------------------------------------------------------------------------


 ------------------------------------------------
| Cumulative excess capital generation (3) ($bn) |
 ------------------------------------------------

[Bar Graph]

2004: $6.1
2005: $9.8
2006: $14.8


(1) As of September 30, 2003
(2) Estimated as of December 31, 2003; assumes effect of $3.0bn pre-tax merger related costs
(3) Assuming an 8.5% Tier 1 ratio
Note: Does not include effect of any share repurchases

[JPMorgan Chase Logo]                                            [Bank One Logo]

VALUE CREATION
CONSERVATIVE, ACHIEVABLE COST SAVINGS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                               ESTIMATED SAVINGS
  AREA                                                                     ($MM)
--------------------------------------------------------------------------------

  Wholesale                                                                 $700

  Card & Retail                                                              800

  Corporate and other                                                        700

  TOTAL PRE-TAX                                                           $2,200

  % OF COMBINED NON-INTEREST EXPENSE                                          7%
--------------------------------------------------------------------------------


|| Combined management team has extensive experience integrating large transactions

|| Integration plan will emphasize best practices

|| Phase-in over 3 years, 100% achieved by 2007

[JPMorgan Chase Logo]                                            [Bank One Logo]

VALUE CREATION
IMPACT ON EARNINGS PER SHARE
--------------------------------------------------------------------------------

 ------------------------------
| 2005E % accretion/(dilution) |
 ------------------------------

                       ESTIMATED PHASE-IN (65%)             FULL PHASE-IN (100%)
--------------------------------------------------------------------------------

  EPS                        (3.2%)                                 1.0%

  CASH EPS                    1.5%                                  5.6%

--------------------------------------------------------------------------------

                               ------------------
                              | Accretive to EPS |
                               ------------------

Note: 2005 earnings based on 2004 I/B/E/S median, grown at I/B/E/S long term growth rate

[JPMorgan Chase Logo]                                            [Bank One Logo]

VALUE CREATION
KEY FINANCIAL ASSUMPTIONS
--------------------------------------------------------------------------------


|| I/B/E/S median EPS estimates for 2004 of $3.35 and $3.15 for Bank One and
   JPMorgan Chase, respectively

|| 2005 earnings consistent with I/B/E/S growth estimates

|| Cost savings of $2.2bn (pre-tax)

|| Savings phased-in over 3 years: 33% in 2004, 65% in 2005 and 85% in 2006

|| Net revenue synergies expected but not included

|| Merger related costs of $3bn (pre-tax)

|| $3.5bn of share repurchases assumed in both 2004 and 2005

|| Assumes transaction closes mid-2004

[JPMorgan Chase Logo]                                            [Bank One Logo]

VALUE CREATION
A COMPELLING VALUE PROPOSITION FOR SHAREHOLDERS
--------------------------------------------------------------------------------


|| Leading global financial services firm with a balanced focus on retail and wholesale clients

|| Improves risk profile and decreases volatility of earnings

|| Strong management team + integration experience + achievable cost savings = lower execution risk

|| Potential for multiple expansion given earnings growth and excess capital generation

|| Value creation for all shareholders

[JPMorgan Chase Logo]                                            [Bank One Logo]

APPENDIX: EARNINGS IMPACT
--------------------------------------------------------------------------------


$MM EXCEPT PER SHARE

                                                 COST SAVINGS PHASE-IN
                                            ------------------------------------
                                               65%                         100%
                                            ------------------------------------
                                              2005                         2005
                                            ------------------------------------
  JPMorgan Chase net income(1)              $7,154                       $7,154
  Bank One net income (1)                    4,142                        4,142
                                            ------------------------------------
     Subtotal                               11,296                       11,296

  Cost savings                                 930                        1,430
  Amortization                               (597)                        (597)
  Other                                       (68)                         (68)
                                            ------------------------------------
     Combined net income                   $11,560                      $12,061

  Avg. projected diluted shares              3,450                        3,450

  Pro forma earnings per diluted share       $3.35                        $3.50
  Estimate for JPMorgan Chase (1)            $3.46                        $3.46

  EPS accretion/(dilution)                  (3.2%)                         1.0%
  Cash EPS accretion/(dilution)               1.5%                         5.6%
                                            ------------------------------------

(1) EPS based on 2004 I/B/E/S median estimates, grown at I/B/E/S long term growth rate. Net income numbers based on EPS
Note: Figures are shown on an after-tax basis

[JPMorgan Chase Logo]                                            [Bank One Logo]

APPENDIX: COMBINED SELECTED FINANCIALS
--------------------------------------------------------------------------------


$MM (EXCEPT EMPLOYEES); YTD AS OF 9/30/03

                             ----------------      ----------      ----------
                            | JPMORGAN CHASE |    | BANK ONE |    | COMBINED |
                             ----------------      ----------      ----------
  Gross loans                     $236,201          $141,710        $377,911
  Assets                           792,700           290,006       1,082,706
  Managed assets                   827,015           326,769       1,153,784

  Deposits                        $313,626          $163,411        $477,037
  Total liabilities                747,743           267,595       1,015,338
  Shareholder's equity              44,957            22,411          67,368

  Net income (9 months)             $4,855            $2,532          $7,387
  Revenues (9 months)               26,596            14,568          41,164

  Employees                         92,900            71,200         164,100


Note: Does not reflect transaction adjustments, cost savings and merger related costs
Source: Company filings

[JPMorgan Chase Logo]                                            [Bank One Logo]

APPENDIX: COMBINED CREDIT QUALITY
--------------------------------------------------------------------------------

YTD AS OF 9/30/03



                                             ----------------      ----------      ----------
                                            | JPMORGAN CHASE |    | BANK ONE |    | COMBINED |
                                             ----------------      ----------      ----------

  Total allowance for loan losses /
  Total on-balance sheet loans (1)                 2.01%              3.09%            2.42%

  Total managed net charge-offs /
  Total avg. managed loans (1)                     1.72%              2.54%            2.08%

  Total non-performing loans /
  Total on-balance sheet loans                     1.32%              1.91%            1.54%

  Total allowance for loan losses /
  Total non-performing loans                        153%               162%             157%


(1) YTD 9/30/03 annualized Source: Company filings

[JPMorgan Chase Logo]                                            [Bank One Logo]